April 23, 2008

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0610

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler, Assistant Director
Mr. John L. Krug, Senior Counsel

Re:	SEC Comment Letter re drugstore.com, inc.
Preliminary proxy statement filed April 18, 2008
File No. 0-26137

Dear Mr. Riedler:

Drugstore.com, inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated April 22, 2008 (the “Comment Letter”) relating to the above referenced filing. For your convenience, we have repeated the comment contained in the Comment Letter below in italicized, bold type before our response.

“Proposal No. 3: Approval of amendment to certificate of incorporation to effect a reverse stock split.

1.	Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.”

Company Response:

As suggested by the Staff, we will insert the following statement into the paragraph entitled, “Effect of the Effective Reverse Stock Split on the Authorized but Unissued Shares of Common Stock” found on page 20 of our definitive proxy statement to be filed with the Commission no later than April 28, 2008: “We do not currently have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares which would result from the reverse stock split.”

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April 23, 2008 Page 2

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 372-3465 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

drugstore.com, inc.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel, Vice President and Secretary

cc:	Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.